Exhibit 99.9

NICE Offers Investigate Xpress to Immediately Enable
Continuity of Police Operations in Response to COVID-19

Police departments can activate NICE Investigate Xpress in
as little as 48 hours at no charge

Hoboken, N.J., March 24, 2020 – In response to COVID-19 and to ensure continuity of police operations, NICE (Nasdaq: NICE) today announced it is offering NICE Investigate Xpress, part of its NICE Investigate solution suite, to police departments at no cost for the next 90 days. NICE Investigate Xpress can be deployed in as little as 48 hours.

Driving digital transformation for over 40,000 investigators and police officers around the world and operating in the cloud, NICE Investigate Xpress enables law enforcement personnel to do much of their case-building work remotely for social distancing and continuity of operations, minimizing direct contact with both people and physical evidence to enhance personal safety.

Chris Wooten, Executive Vice President, NICE, stated, “Interpersonal contact is the nature of the job for many who work in law enforcement, but in today’s unprecedented situation with COVID-19, this is causing worries for the safety of officers, investigators, and other personnel. Additionally, potential contamination of evidence, including USB drives, DVDs and other physical media has also become a mounting concern for investigators who handle them daily. Through the rapid deployment of NICE Investigate Xpress, police departments can eliminate these concerns and protect their staff, while ensuring that vital investigative work continues to get done.”

Scalable, fast and easy-to-implement, NICE Investigate Xpress is an all-in-one digital evidence management and investigation solution that:

•	Removes the ‘physical touch’ from digital evidence by eliminating the need to copy evidence onto CDs and USB drives.
•
Enables employees to work remotely and securely to support social distancing. Investigators, analysts, video tech crews, discovery teams and communications bureau personnel can all work effectively from home.

•
Reduces face-to-face contact during evidence collection by helping investigators reduce their travel and public contact. CCTV video evidence, 911 audio recordings and other evidence can be secured remotely.

•	Reduces potential virus spread among different units by enabling employees to share information digitally.
•	Minimizes repeat in-person contact with victims and witnesses by recording phone, video and Skype interviews from home and linking these recordings electronically to cases.
•	Enables secure, electronic sharing of case evidence with DAs thereby minimizing face-to-face contact and handling of physical media.

Law enforcement agencies can learn more about NICE Investigate Xpress by emailing PSInfo@NICE.com or by attending NICE’s upcoming COVID-19 Response Webinar: Ensuring Continuity of Police Operations During COVID-19 on March 26th.  Click here to attend the webinar.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.